UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March, 2018.

Commission File Number: 001-36901

DISH TV INDIA LIMITED

(Translation of registrant’s name into English)

18th Floor, A Wing

Marathon Futurex, N M Joshi Marg

Lower Parel

Mumbai, Maharashtra – 400 013

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The Scheme of Arrangement (the “Scheme”) among Videocon d2h Limited (“Videocon d2h”), Dish TV India Limited (“Dish TV”) and their respective shareholders and creditors became effective on March 22, 2018 upon the order of the Mumbai Bench of the Honorable National Company Law Tribunal approving the Scheme being duly filed by both Videocon d2h and Dish TV with the Registrar of Companies, Maharashtra. As of the effectiveness of the Scheme, Videocon d2h has been dissolved without winding up and has been succeeded by Dish TV.

As previously announced by Videocon d2h on March 14, 2018, it is intended that Videocon d2h’s American Depositary Shares will be voluntarily delisted from the Nasdaq Global Market following the close of trading on or about April 4, 2018, and Dish TV (as successor to Videocon d2h) will seek to deregister with the U.S. Securities and Exchange Commission and terminate its reporting obligations under the Securities Exchange Act of 1934. Please see the report on Form 6-K furnished by Videocon d2h on March 14, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2018

DISH TV INDIA LIMITED

By:	/s/ Rajeev K Dalmia
Name:	Rajeev K Dalmia
Title:	Chief Financial Officer